SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

TIM INNOVATES AND INTRODUCES THE CONCEPT OF ENTERTAINMENT HUB FOR THE MOBILE MARKET

TIM Participações S.A. (“Company”) (B3: TIMP3 e NYSE: TSU) hereby informs its shareholders, the market in general and other interested parties what follows:

TIM, once again, leads the market innovation movements and launches today (June, 4th) a new postpaid portfolio that brings entertainment for the whole family. The TIM Black Família is the first plan in Brazil with Netflix subscription included (modality with two simultaneous screens and HD video quality). In addition, customers will have more than 50 million songs and more than 100 magazines - with TIM Music by Deezer and TIM Banca Virtual - among other benefits for all members of the family.

“The launch of TIM Black Família shows our ability to innovate. It also reinforces our commitment to evolve the postpaid portfolio, not only to bring what the user needs, but to surprise him. The partnership with Netflix is proof of this strategy. We started with a dedicated data package for videos including the streaming service, we evolved into payment integration and today we are proud to say that we are the first Latin American operator to deliver such a relevant benefit to the customer”, highlights Pietro Labriola, TIM’s CEO.

The new portfolio features 60GB, 100GB and 180GB plans and the data package can be split between the contractor and their dependents to navigate as they please. The internet that is not used in a month accumulates for the following month with no expiration date. The contractor is who decides how the data package will be divided through the MEU TIM app, in a new version designed exclusively for TIM Black Família customers.

Another exclusivity of this launch is international roaming: there are seven days of free unlimited WhatsApp, plus 30 minutes of calls, every month, to use anywhere in the world. The Social networks - Instagram, Facebook and Twitter - and WhatsApp remain unlimited, without discount from plan’s data package, and now for the whole family.

"We are committed to bringing more pleasure to our subscribers in Brazil. The innovative extension of our partnership with TIM brings more value to families and offers more ways to take advantage of the wide range of films and series from Brazil and from the world that are only available on Netflix", says Paul Perryman, vice-president of business development for Netflix.

The TIM Black Família 60GB can be used by the primary holder and two additional users for R$ 269.99 monthly, which equals to R$ 89.99 per person. The TIM Black Família 100GB costs R$ 319.99 per month for the primary holder and three more additional holders (R$ 79.99 per person). The TIM Black Família 180GB can be shared with between the primary holder and five additional users for R$ 499.99 monthly (R$ 83.33 per person). There is still a 30GB option, without Netflix subscription, for R$ 199.99 monthly to the primary user and another dependent. The inclusion of all dependents in the plan is free.

Rio de Janeiro, June 4th, 2019.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 04, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.